Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 21, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Noam Band, Chief Executive Officer, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on July 21, 2025 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual and Extraordinary Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAODINARY GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

July 17 2025, 4:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-appointment of Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Boad of Directors, upon the recommendation of the Audit Committee to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐	for	☐	against	☐	abstain

2.	To re-elect Mr. Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Mr. Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Mr. Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To approve the terms of engagement of Mr. Noam Band, our CEO, including the Option grant, as described in the proxy statement, to be effective as of March 30, 2025.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 5 at this Annual and Extraordinary General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement

6.	To approve that Mr. Shlomo Shalev, our Chairman of the Board, shall receive the equity remuneration as described in the proxy statement.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 6 at this Annual and Extraordinary General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of up to US$1.0 Million from certain investors, including certain Interested Parties.

☐	for	☐	against	☐	abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 7 at this Annual and Extraordinary General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

	Date: ________, 2025		Date_________, 2025
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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